Mail Stop 3561

							August 16, 2005

Harmon Hardy
Chief Executive Officer
Stelax Industries Ltd.
5515 Meadow Crest Drive
Dallas, TX  75229


	RE:	Stelax Industries Ltd.
		Item 4.01 Form 8-K filed February 7, 2005
		File No. 0-18052

Dear Mr. Hardy:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. We do not believe the statement that you mutually agreed to engage another accounting firm or that you "replaced" Deloitte & Touche satisfies the requirements of Item 304(a)(1)(i) of Regulation S-X. Please revise to state if you dismissed Deloitte or if they resigned or declined to stand for re-election. You may also want to revise the language in sub-paragraph (e) of your disclosures where you state you terminated Deloitte.
2. You state in subparagraph (f) you state that you have included a letter from the former accountants as Exhibit 16. The document filed with the Commission did not contain Exhibit 16. Please revise to include the appropriate Exhibit 16 letter.
3. You have called Deloitte & Touche "the Accountant." Please consider revising to call them the "former accountants" or simply Deloitte. Since the newly engaged auditors are also "accountants," readers may be confused. It is also noted that in sub-paragraph
(a)
you refer to Deloitte as "auditors."



Harmon Hardy
Stelax Industries Ltd.
August 16, 2005
Page 2

4. In the first paragraph you state that you asked the former accountants to provide a letter stating if they had any material disagreements with the statements made in the Item 4.01 filing. Please revise to delete the word "material." The former accountants` letter should discuss any and all disagreement with the disclosures.
5. Please revise the first sentence of sub-paragraph (a) of management representations to use the term "were" as opposed to "was" since you are referring to multiple reports. Likewise, the second sentence should clarify that both of the last two reports were modified to express substantial doubt, if true. Please revise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when it will be filed. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-K/A. Any questions regarding the above should be directed to Robert Burnett at (202) 551-3330, or in his absence, to Robert Benton at (202) 551-3804.

							Sincerely,


							Michael Moran
						            Accounting Branch Chief


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